

Mail Stop 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

November 4, 2008

By U.S. Mail and facsimile

Mr. Roger Renken
President and Chief Executive Officer
Crater Mountain Resources, Inc.
c/o Law Office of Michael M. Kessler, P.C.
3436 American River Drive, Suite 11
Sacramento, CA 95864

>       **Re:     Crater Mountain Resources, Inc.**
>               **Registration Statement on Form S-1, as amended**
>               **File No. 333-151085**
>               **Filed October 14, 2008**

Dear Mr. Renken:

We have limited our review of your filing to the issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to the comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Throughout your filing, you refer to yourself as a development stage company. Please clarify whether you currently have proven or probable reserves as defined by Industry Guide 7.  If you do not have reserves, revise your disclosure to clarify that you are exploration stage company. We refer you to Section (a)(4)(i) and (ii) of Industry Guide 7.

Deposit of Offering Proceeds, page 12

2.  We note that you "intend to hold all monies collected for subscriptions in a separate bank account until the total amount of $2,000,000 has been received," indicating that you intend to conduct a best efforts offering without placing the monies collected in an escrow account.  Revise your cover page to discuss how the shares will be marketed and identify who will market the shares on your behalf.  Also revise the cover page to indicate that the funds collected will not be kept in an escrow account and to address whether the funds will be returned promptly in the event the offering is not sold out prior to the expiration date of the offering.  See Rule 10b-9 of the Exchange Act.

Plan of Operation, page 17

3.  We note that you intend to use the proceeds of the offering in the completion of Phase I and Phase II.  Please discuss in some detail what Phases I and II entail, describing what your milestones are for each phase and the timeframes within which you expect to complete each phase.  Also clarify your disclosure under the Limited Operating History subheading, which appears to somehow conflict with your description of your plans for the proceeds described in the introductory paragraph.  Although initially you state that you intend to use the proceeds to complete Phases I and II, it appears that a portion of the proceeds will be dedicated to preliminary activities.  Please specify the amounts that you will use in preliminary activities and the amounts that will be used in Phases I and II.

Background Information about Our Officers and Directors, page 20

4.  Please describe the business experience during the past five years of each executive officer and director.  In particular, provide a complete five-year employment history of each officer and director (including an identification of the principal business of any corporation or other organization in which such occupations and employment were carried on).  Further, please indicate whether any of your officers or directors has been involved in a legal proceeding listed in Section 401(f) of Regulation S-K.

5.  We note you had a promoter within the last five fiscal years.  See Recent Sales of Unregistered Securities, page 35.  Provide a biographical sketch of the promoter, including all information required under Section 401(g) of Regulation S-K.

Undertakings, page 36

6.  We note that you have not included undertaking required by Item 512(a)(5) of Regulation S-K.  We further note this is an offering pursuant to Rule 415 under the Securities Act of 1933.  Accordingly, please revise your registration statement

       to include the undertaking required by Item 512(a)(5) or tell us why you do not believe it is appropriate to do so.

Signatures, page 36

7. You identify Mr. Roger Renken as your sole director.  The information disclosed in the Background Information about Our Officers and Directors section on page 20, however, indicates that Messrs Lahanas and Orfanos are also directors.  Please clarify the status and title of Messrs. Renken, Lahanas, and Orfanos.  Also revise, as necessary, the signature page to include the signatures of at least a majority of the board of directors.

Closing Comments

       Please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Douglas Brown
        Carmen Moncada-Terry
        Michael M. Kessler (916) 239-4008